EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
	July 1,	June 26,
In millions	2012	2011
Earnings
Earnings before income taxes and noncontrolling interests	$1,311	$1,284
Add
Fixed charges	50	53
Amortization of capitalized interest	1	1
Distributed income of equity investees	158	187
Less
Equity in earnings of investees	187	190
Capitalized interest	4	1
Earnings before fixed charges	$1,329	$1,334

Fixed charges
Interest expense	$16	$23
Capitalized interest	4	1
Amortization of debt discount	1	1
Interest portion of rental expense (1)	29	28
Total fixed charges	$50	$53

Ratio of earnings to fixed charges	26.6	25.2

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.